The Law Firm of

Christen Lambert

15 Kinsey Court— Durham, North Carolina 27705— Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

July 3, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re: BlackStar Enterprise Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 29, 2018

File No. 000-55730

Ms. Lubit:

Below are our responses to the comments made regarding BlackStar Enterprise Group, Inc.’s Annual Report on Form 10-K in a letter dated May 3, 2018.

Cover Page

1.	Please revise to indicate registration under Section 12(g). We note the Form 10 registered under Section 12(g), Common Stock, par value $0.001.

ANSWER: Please see the corrected answer on the cover page of the amended 10-K.

Part I

Item 1. Business, page 4

2. Please revise your disclosure to describe your plans to “offer consulting and regulatory compliance services to crypto-equity companies and blockchain entrepreneurs for securities, tax, and commodity issues.” In this regard, please discuss the following aspects of this new business strategy and provide appropriate risk factor disclosure:

•	The additional steps, if any, you have taken towards this new business strategy beyond creation of the new subsidiary;
o	ANSWER: See Current Business section of the 10-K.
•	Your risk management framework for addressing material risks associated with this new business strategy;
o	ANSWER: The Company has no risk management framework and our decisions will be guided by management’s judgment and experience.
•	The nature and types of services you anticipate providing related to each securities, tax and commodities issues;
o	ANSWER: See Current Business section of the 10-K.
•	Your level of expertise in computer science, mathematics and cryptography;
o	ANSWER: None. Please see Current Business section of the 10-K for discussion of qualifications.
•	Your experience managing companies operating in the cryptocurrency, blockchain and distributive ledger technology industry;
o	ANSWER: None. Please see Current Business section of the 10-K for discussion of qualifications.
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•	Regulatory challenges with respect to distributed ledger technology and cryptocurrencies;
o	ANSWER: Please see Current Business section of the 10-K.
•	Volatility of cryptocurrencies, particularly as it relates to making loans or accepting repayments in these currencies;
o	ANSWER: Not applicable to the Company as they will not trade/deal in cryptocurrencies.
•	Material tax implications for investors if your consolidated entity buys, sells or holds cryptocurrencies, whether your own or those issued by third parties; and
o	ANSWER: Not applicable to the Company as they will not trade/deal in cryptocurrencies.
•	The cybersecurity implications of dealing in distributed ledger technology and cryptocurrencies.
o	ANSWER: Transactions on the distributed ledger fabric are protected by public-key X.509 certificates. The protection of PII data is the responsibility of each brokerage dealer. Any blockchain code used will be placed in a public repository after having been certified by an independent cybersecurity audit. Further, CEMC bases the operational requirements and cyber-security framework in part on the following publications the “Distributed Ledger Technology: Implications of Blockchain for the Securities Industry” published by FINRA, and the European Union Agency for Network and Information Security (ENISA) report entitled “Distributed Ledger Technology & Cybersecurity.”

GENERAL ANSWER: The business plan has been further elaborated, including more recent updates, beginning on page 7 of the amended 10-K. Many of the above comments were addressed, and those that weren’t addressed are because they are inapplicable to the actual business plan which does NOT involve buying, selling, holding, or trading cryptocurrencies. The only transactions contemplated will be of registered securities of BlackStar on a digital peer-to-peer trading platform.

Current Business, page 7

3. In regard to the “ongoing analysis for opportunities in involvement in crypto-related ventures” that you are conducting through your subsidiary, CEMC, please revise to describe what this analysis entails and what criteria you will use, if any, to determine your involvement in areas of the industry and specific investment opportunities.

ANSWER: The business plan for CEMC has been elaborated beginning on page 7 of the amended 10-K, and a reference to the Investment Objectives inserted. We believe the Investment Objectives section includes the relevant criteria used to determine whether BlackStar or CEMC will enter into an investment venture, with CEMC focused on those ventures falling in the crypto-related areas such as blockchain technologies and distributed ledger technologies.

4. We note your disclosure in the second paragraph of this section that “[u]nder no circumstances does the company intend to become an investment company.” Please add a risk factor discussing your potential status as an investment company under the Investment Company Act of 1940 and the implications for investors if you are required to register as an investment company.

ANSWER: A risk factor has been added on page 20.

Part II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters…

Recent Sales of Unregistered Securities, Page 32

5. In regard to the February 5, 2018 private placement of units, please revise your disclosure to describe the material terms of the warrant agreement and the digital equity SAFE contract, including holders’ rights and the triggering event, and furnish both as exhibits to your filing. In this regard, we note your certificate of incorporation, Exhibit 3(i).1 to Form 10 filed December 29, 2016, does not authorize you to issue digital equity securities. Please also provide a materially complete description of the warrants of Crypto Equity Management Corp. included in the units. In addition, disclose under “Current Business”, a description of the capitalization of Crypto Energy Management Corp including its funding and shares authorized and outstanding.

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ANSWER: The warrant forms are attached as Exhibit 10.2 and 10.3. Due to the many regulatory changes and actions, the SAFE has not been finalized. To the Company’s knowledge, there is no corporate statute applicable to digital equities, and there is no statutory prohibition against the issuance of digital equities. A description of the capitalization of CEMC has been added to Current Business.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results…

Financing Activities, page 37

6. Please revise the first paragraph to disclose that the 16,320,000 shares were surrendered and for what reason. We note your disclosure in the Statement of Stockholder’s Equity on page F-4.

ANSWER: Please see the revisions made in the referenced section. Concurrently, with the sale of 16,320,000 restricted shares, International Hedge Group, the majority stockholder of the Company, surrendered 16,320,000 of its shares as an anti-dilutive measure. The shares were returned to treasury as negotiated from an earlier management agreement to provide consulting services, as nothing was accomplished in the early stages.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Biographical Information, page 42

7. Please revise your disclosure to describe the business experience of your named executive officers during the past five years, particularly as that experience relates to distributed ledger technology and managing ventures within that industry. Refer to Item 401(e)(1) of Regulation S-K for guidance.

ANSWER: We believe that the biographies of the officers are sufficiently thorough, spanning their entire career to provide the necessary industry experience to show that they have the skills necessary to enter a new industry, especially an industry that did not really exist five years ago. Most executives in the distributed ledger technology industry must have gotten experience by researching and following the new technologies in the same manner that BlackStar’s officers have. Aside from computer engineering experience, which they have contracted out, the officers are fully equipped to understand and evolve in this rapidly expanding new industry. Very few others in the “industry” have legitimate experience due to the fact that it has only really caught on significantly in the last approximately 36 months.

Item 11. Executive Compensation

Summary of Executives and Director Compensation Table, page 45

8. Please revise your disclosure to include total compensation amounts for the persons named in the table. Please also provide a footnote disclosing all of the assumptions you made in the valuation of option awards. Refer to Instruction 1 to Item 402(n)(2)(vi) of Regulation S-K for guidance.

ANSWER: The Executive Compensation table has been revised to correct errors in the table.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 47

9. Noting the 95% purchase of common disclosed on page 4, provide the staff with a reconciliation of shares owned after the purchase as follows:

•	Explain how 95% of common were purchased when 44,400,000 shares were issued and 11,424,970 shares were outstanding;

ANSWER: The purchase contract called for and the intent was to acquire 95%. After the initial agreement, the Company and buyers resolved issues and negotiated to issue 44,400,000 common shares and 1,000,000 Class A Preferred shares to IHG, in addition to 34,000,000 warrants which were distributed to

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shareholders of IHG, including the officers of BlackStar, as shown on the compensation table. The 95% was no longer required. Clarification of the 95% has been made throughout the 10-K.

•	Explain whom received the 44,400,000 shares and why none of those listed hold the 44,000,000 shares;

ANSWER: International Hedge Group, Inc. received the 44,400,000 shares and still holds 27,980,000 after retiring shares to treasury, as noted in all recent filings. The majority shareholders of IHG are also the officers of BlackStar, which was footnoted and disclosed throughout, and the beneficial ownership figures for each of the officers reflect their shared ownership of the 27,980,000 shares.

•	Provide details of any of those listed having any interests in the 11,424,970 shares that were outstanding prior to the issuance of the 44,400,000 shares; and

ANSWER: None.

•	Provide details on any dispositions from the persons of entities listed in 2016 through the current date.

ANSWER: As stated in the amended Schedule 13D filed on February 16, 2018, in 2016 BlackStar entered into an agreement whereby BlackStar's parent, International Hedge Group, Inc., acquired 44,400,000 shares of common stock and 1,000,000 shares of our Class "A" Preferred Super Majority Voting Convertible Stock for capital infusion of $200,000 and 34,000,000 warrants to purchase common stock @ $0.05 per share expiring in 3 years (cashless). John Noble Harris, Joseph E. Kurczodyna and Todd H. Lahr own the control of International Hedge Group, Inc., which in turn controls the voting stock of BlackStar.

Messrs. Harris and Kurczodyna exercised 1,500,000 warrants each in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 1,440,000 shares of common stock each, thereby changing their shareholdings reflected in this amendment. In addition, Rare Green, Inc., of which Mr. Harris is an officer, exercised 750,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 720,000 shares of common stock. At the same time, Patriot Mtg. Acceptance Corp., of which Mr. Kurczodyna is an officer, exercised 750,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 720,000 shares of common stock. IHG exercised 1,350,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 1,296,000 shares of common stock, which were assigned in part to THL Holdings, LLC (960,000), with the remainder being assigned to three other non-affiliate shareholders. Mr. Lahr individually exercised 3,250,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 3,120,000 shares of common stock, thereby changing his shareholdings reflected in this amendment. Finally, THL Holdings, LLC, of which Mr. Lahr is Managing Member, exercised 2,000,000 warrants in a cashless exercise @ $.05 per share on June 14, 2017, resulting in 1,920,000 shares of common stock. On September 29, 2017, International Hedge Group, Inc. retired 16,420,000 shares to treasury and exercised warrants.

Signatures, page 53

10. In your amended filing, please identify the individual signing on your behalf in the capacity of principal financial officer. Refer to General Instruction D(2)(a) of Form 10-K for guidance.

ANSWER: Principal Financial Officer has been added to the existing signature titles for Mr. Kurczodyna of Chief Financial Officer/Principal Accounting Officer for clarification. Please note that we considered the Chief Financial Officer to be a clear statement equivalent to Principal Financial Officer.

We hope these revisions satisfy your comments.

Sincerely,

/s/ Christen P. Lambert

Christen P. Lambert

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